Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Progen Pharmaceuticals Granted Australian Patent

Brisbane, Australia, 30 May 2012. Progen Pharmaceuticals Limited (ASX: PGL; OTC: PGLA) is pleased to announce the grant of Australian Patent No. 2008314505 entitled “Novel Sulfated Oligosaccharide Derivatives” which expires in 2028. This patent protects Progen’s PG500 series of small molecules including the lead compound PG545.

Progen’s PG500 series of compounds were the result of an internal research programme to develop single molecular entity heparan sulfate mimetic compounds. This newly issued patent protects these compounds and is directed at pharmaceutical and veterinary compositions for use in a variety of therapeutic areas predominantly related to oncology, angiogenesis and metastasis.

Stuart James, Chairman, Progen Pharmaceuticals Limited said “This patent is a key component of our intellectual property portfolio that provides long term market exclusivity for PG545 for use in oncology and other indications.”

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.